As filed with the Securities and Exchange Commission on November 23, 1998
                                             Securities Act File No. 333-19479
                                     Investment Company Act File No. 811-07203

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                                AMENDMENT NO. 1

                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                               (Name of Issuer)
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                     (Name of Person(s) Filing Statement)
               Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)
                                  59020H 10 4
                     (CUSIP Number of Class of Securities)
                                 Arthur Zeikel
                  Merrill Lynch Municipal Strategy Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                  Copies to:

Thomas R. Smith, Jr., Esq.             Patrick D. Sweeney, Esq.
Brown & Wood LLP                       Merrill Lynch Asset Management
One World Trade Center                 P.O. Box 9011
New York, New York  10048-0557         Princeton, New Jersey  08543-9011

                                 October 19, 1998
                         (Date Tender Offer First Published
                         Sent or Given to Security Holders)

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

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 2,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on October 19, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York time, on November 16, 1998 (the "Expiration Date"). Pursuant to the Offer, 301,706.314 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.91 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $3,291,615.88.

                                   SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.



November 23, 1998             By   /s/ Terry K. Glenn
                                   ------------------------------------------
                                   (Terry K. Glenn, Executive Vice President)